UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ecology and Environment, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

278878103

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With copies to:

Peter M. Rosenblum, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, MA 02210 617-832-1151	Paul Bork, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, MA 02210 617-832-1113

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278878103	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 463,072
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 463,072
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.45%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 278878103	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 463,072
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 463,072
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.45%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 278878103	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 463,072
	8.	Shared Voting Power
	9.	Sole Dispositive Power 463,072
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.45%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 278878103	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 463,072
	8.	Shared Voting Power
	9.	Sole Dispositive Power 463,072
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.45%
14.	Type of Reporting Person (See Instructions) PN

Page 6 of 8 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the Class A Common Stock, $0.01 par value, of Ecology and Environment, Inc., a New York corporation filed by the undersigned on July 23, 2015 (the “Schedule 13D”), amends and restates the Schedule 13D as follows.

1. The first paragraph of Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“The Reporting Persons acquired beneficial ownership of an aggregate of 463,072 shares of Common Stock for approximately $5.06 million using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. Of such shares, the Reporting Persons acquired beneficial ownership of (i) 103,072 shares of Common Stock for $1,098,149.38, and (ii) 360,000 shares of Common Stock pursuant to the Purchase Agreements (as defined below) for a base aggregate purchase price of $3.96 million, which price may increase upon an acquisition of the Issuer within three years of the closing, as more fully described in Item 6 below and the Purchase Agreements.”

2. Item 4 of the Schedule 13D shall hereby be amended by inserting the following two paragraphs between the sixth and seventh paragraphs:

“On October 27, 2016, the Fund transmitted a letter to the Issuer, attached hereto as Exhibit 21 and incorporated herein by reference, in compliance with the advance notice requirement of stockholder nominees in the Issuer’s bylaws and pursuant to the applicable provisions of the Business Corporation Law of the State of New York, informing the Issuer of its proposal to nominate two persons for election as Class A Directors to the Board of Directors of the Issuer at the Issuer’s 2017 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”). The nominees are Justin C. Jacobs and Michael El-Hillow (collectively, the “Nominees”).

IN THE EVENT THAT THE FUND DETERMINES TO ENGAGE IN THE SOLICITATION OF PROXIES IN SUPPORT OF THE NOMINEES, (I) STOCKHOLDERS OF THE ISSUER ARE ADVISED TO READ THE PROXY STATEMENT AND ANY OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES IN SUPPORT OF THE NOMINEES FOR USE AT THE ANNUAL MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (II) A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE AVAILABLE TO THE STOCKHOLDERS OF THE ISSUER FROM THE PARTICIPANTS AT NO CHARGE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV.”

3. Item 5(a,b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a, b)    The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 2,996,506 shares of

Page 7 of 8 Pages

Class A Common Stock issued and outstanding as of May 31, 2016, as reported in the Issuer’s most recent quarterly report on Form 10-Q for the fiscal quarter ended April 30, 2016. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of October 28, 2016, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 463,072 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and each of Messrs. Lynch and Scharfman has the shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP.

Each of the Reporting Persons beneficially owns or may be deemed to beneficially own an aggregate of 463,072 shares of Common Stock, or approximately 15.45% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own or may be deemed to beneficially own, in the aggregate, 463,072 shares of Common Stock, or approximately 15.45% of the outstanding shares of Common Stock.”

4. Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c)    No Reporting Person effected any transaction in shares of the Common Stock from August 29, 2016 (the date 60 days prior to the filing of this Schedule 13D) to October 28, 2016.”

5. Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibits:

Exhibit 18	Joint Filing Agreement by and among Thomas E. Lynch, Scott Scharfman, Mill Road Capital II GP LLC and Mill Road Capital II, L.P. dated as of October 28, 2016.

Exhibit 19	Confirming Statement of Thomas E. Lynch dated October 28, 2016.

Exhibit 20	Confirming Statement of Scott P. Scharfman dated October 28, 2016.

Exhibit 21	Letter from Mill Road Capital II, L.P. to Ronald L. Frank, the Secretary of Ecology and Environment, Inc., dated as of October 27, 2016.

6. Except as expressly modified hereby, all statements contained in the Schedule 13D remain unchanged.

[signature pages follow]

Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	October 28, 2016

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman